File No. 70-9153

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                      FORM U-1/A

                                   AMENDMENT NO. 1

                                          to

                              APPLICATION OR DECLARATION

                                      under the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ____________________________________________

          National Fuel Gas Company               National Fuel Gas
          10 Lafayette Square                     Distribution Corporation
          Buffalo, New York  14203                10 Lafayette Square
                                                  Buffalo, New York  14203

          Seneca Resources Corporation            National Fuel Gas Supply
          1201 Louisiana Street, Suite 400        Corporation
          Houston, Texas  77002                   10 Lafayette Square
                                                  Buffalo, New York  14203

          National Fuel Resources, Inc.           Utility Constructors, Inc.
          165 Lawrence Bell Drive, Suite 120      10 Lafayette Square
          Williamsville, New York  14221          Buffalo, New York  14203

          Horizon Energy Development, Inc.        Highland Land & Minerals,
          10 Lafayette Square                     Inc.
          Buffalo, New York  14203                10 Lafayette Square
                                                  Buffalo, New York  14203

          Data-Track Account Services, Inc.       Leidy Hub, Inc.
          10 Lafayette Square                     10 Lafayette Square
          Buffalo, New York  14203                Buffalo, New York  14203

          Seneca Independence Pipeline Company    Niagara Independence
          10 Lafayette Square                     Marketing Company
          Buffalo, New York 14203                 1201 Louisiana Street,
                                                  Suite 400
                                                  Houston, Texas 77002

          Niagara Energy Trading Inc.
          1201 Louisiana Street, Suite 400
          Houston, Texas  77002

                      (Names of companies filing this statement
                    and addresses of principal executive offices)

                    _____________________________________________

                              NATIONAL FUEL GAS COMPANY
                       (Name of top registered holding company)
                    _____________________________________________

           James R. Peterson    Curtis W. Lee, Esq. Robert J. Reger, Jr.,
           Assistant Secretary  General Manager-    Esq.
           National Fuel Gas    Finance             Reid & Priest LLP
           Company              National Fuel Gas   40 West 57th Street
           10 Lafayette Square  Distribution        New York, New York
           Buffalo, New York    Corporation         10019
           14203                10 Lafayette Square
                                Buffalo, New York
                                14203


                     (Names and addresses of agents for service)

          This Application-Declaration is amended and revised in its entirety to read as follows:

          "Item 1.  Description of Proposed Transactions.

                    National Fuel Gas Company ("National") is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Holding Company Act"). Each wholly-owned subsidiary of National has joined in this Application/Declaration. Such subsidiaries include National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Horizon Energy Development, Inc. ("Horizon"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Seneca Independence Pipeline Company ("Seneca Independence"), Niagara Independence Marketing Company ("Niagara Independence") and Niagara Energy Trading Inc. ("NET"). The subsidiaries listed above are collectively referred to as the "Subsidiaries". The Subsidiaries, excluding Distribution, are collectively referred to as the "Non-Utility Subsidiaries". National and its Subsidiaries are collectively referred to herein as the National Fuel Gas System ("System").

                    The System is seeking, as more fully described hereinafter, Commission authorization, to the extent not exempt from Commission approval under the Holding Company Act, or otherwise permitted or authorized under the Holding Company Act pursuant to Commission rule, regulation or order, for the items that follow, which authorization is to be applicable for the period from the effective date of the order (the "Order Date") through December 31, 2002 (the "Authorization Period") (except as specified herein):

          I. External financing by National, including A) short-term financing in the form of borrowings under credit facilities, issuance of commercial paper, other borrowings from banks or financial institutions and/or the issuance of other securities, B) long-term financing (debt and equity), C) hedging of financing risks, including those associated with existing and anticipated fixed and floating rate debt (whether denominated in U.S. dollar or foreign currency), and D) financing by means of the issuance of other securities. The proceeds of such financings, together with other available funds, would be used by National to make investments in Subsidiaries, to redeem, acquire or retire outstanding securities, to make investments in Exempt Wholesale Generators (EWGs) and Foreign Utility companies (FUCOs), subject to the limitations of Rule 53, to make investments in Energy-Related Companies and Gas-Related Companies, subject to the limitations of Rule 58, and for other corporate purposes.

          II. Intra-System financing of Subsidiaries, to the extent not exempt pursuant to Rule 52 or Rule 45, as applicable, including an intra-System Money Pool.

          III. External financing by Subsidiaries, to the extent not exempt
               pursuant  to  Rule  52,   and  the  formation  of  financing
               entities.


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

          IV. Guarantees by National with respect to obligations of its Subsidiaries.

          V. Use of proceeds to include exempt investments in EWGs, FUCOs, Energy-Related Companies and Gas-Related Companies.

          I.   EXTERNAL FINANCING BY NATIONAL

          A.   INTRODUCTION

               National currently obtains funds externally (i) through short-term debt financing under credit facilities with banks and financial institutions and through a commercial paper program,
          (ii) through long-term debt financing through the issuance of debentures and medium-term notes and (iii) through equity financing by means of compensation, benefits and incentive plans, customer stock purchase plans and dividend reinvestment plans (collectively, "Stock Issuance Plans"). Short-term borrowings are authorized pursuant to the Order of the Commission dated December 28, 1995 (HCAR No. 26443; File No. 70-8729). National does not have any existing authority to issue long-term debt. Currently, National has Stock Issuance Plans authorized pursuant to the following Orders of the Commission: 1997 Award and Option Plan (HCAR No. 26670 dated February 18, 1997; File No. 70-8975); Shares Payment Policy (HCAR No. 26655 dated January 24, 1997; File No. 70-8943); Customer Stock Purchase Plan (HCAR No. 26394 dated October 19, 1995; File No. 70-8657); Dividend Reinvestment and Stock Purchase Plan (HCAR No. 26261 dated March 30, 1995; File No. 70-8579); 401(k) Plans (HCAR No. 26176 dated November 30, 1994; File No. 70-7674; 1993 Award and Option Plan (HCAR No. 25753 dated March 5, 1993; File No. 70-8109); 1984 Stock Plan and

          1983 Incentive Stock Option Plan (HCAR No. 24793 dated December 28, 1988; File No. 70-7581).

               National is herewith requesting authorization to issue and reissue, from time to time during the Authorization Period, short-term debt (debt with a term not exceeding 270 days) aggregating not more than $750 million outstanding at any one time. National also is requesting authority to issue and reissue, from time to time during the Authorization Period, additional long-term securities aggregating not more than $2 billion outstanding at any one time. Such securities issuances would be in addition to any common stock that may be issued pursuant to National's Rights Plan, as previously authorized pursuant to the Order of the Commission dated June 12, 1996 (HCAR No. 26532; File No: 70-8841).

               National may issue securities covered by this Application/Declaration in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, (iii) through agents, (iv) in exchange for securities of other companies, the acquisition of which is authorized under a separate order of the Commission or exempt pursuant to Section 32, 33 or 34 or Rule 58, as applicable, and/or (v) through Stock Issuance Plans.

               If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters designated by National) or directly by one or more underwriters acting alone. The securities may be sold directly by National or through agents designated by National from time to time. If dealers are utilized in the sale of any of the securities, National will sell such securities to the dealers and any such dealer may then resell such securities to the public at fixed prices or varying prices to be determined by such dealer at the time of resale. National may also sell any securities to agents acting as principal. Such agents may then resell such securities to the public at fixed prices or varying prices to be determined by the agent at the time of resale. If equity securities are being sold in an underwritten offering, National may grant the underwriters thereof an over-allotment option permitting the purchase from National of additional equity securities (an additional 15% under present guidelines), at the same price as the equity securities then being offered, solely for the purpose of covering over-allotments.

               Securities issued by National may be sold pursuant to "delayed delivery contracts" which permit the underwriters or agents to locate buyers who will agree with National to buy the securities at an agreed price on the trade date but accept delivery at a later date. Debt securities may also be sold through the use of medium term note and similar programs or in transactions whereby securities are sold to initial purchasers (typically, investment banks or similar institutions) and then resold by the initial purchasers in reliance upon Rule 144A or another exemption under the Securities Act of 1933, as amended ("Securities Act") or pursuant to Regulation S under the Securities Act.

               The System intends that any authorization granted pursuant to this Application/Declaration regarding the issuance of securities will supersede the previous authorizations described in the first paragraph of this Section A to the extent such previous authorizations apply to the issuance of securities (except as specified herein).

          Parameters for Authorization

               The Application/Declaration makes requests for authority, without any additional prior Commission approvals, to engage in future financing transactions for which the specific terms and conditions are not at this time known. Accordingly, it is appropriate that certain conditions concerning the financial status of National exist at the time of engaging in such financing transactions. The general conditions for undertaking such financing transactions without further prior approval are given directly below.

               1. National Debt of Investment Grade and Maintenance of Equity Ratio

                    National would be authorized to engage in the long-term debt financing activities described herein as long as: (i) its long-term debt rating is of investment grade as established by a nationally recognized statistical rating organization as that term is used in Rule 15c3-l(c)(2)(vi)(F) under the Securities Exchange Act of 1934 (the "Exchange Act"), and (ii) its common equity (as reflected in its most recent Form 10-K or Form 10-Q, as the case may be) does not fall below 30% of its consolidated capitalization. The issuance of any long-term debt would occur over such a period of time and in a combination with the issuance of equity such that it would not cause National's common equity to fall below 30% of consolidated capitalization.

               2.   Effective Cost of Money on Borrowings

                    The effective cost of money on debt borrowings made pursuant to the authorizations granted under this Application/Declaration will not, at the time of the issuance, exceed 300 basis points over the then current yield to maturity of comparable term U.S. Treasury securities.

               3.   Effective Cost of Money on Other Approved Securities

                    The effective cost of money on preferred stock and other fixed income oriented securities will not, at the time of the issuance, exceed 500 basis points over the then current yield to maturity of 30-year term U.S. Treasury securities.

               4.   Maturity of Debt

                    The maturity of each issuance of debt will be not more than 50 years.

               5.   Issuance Expenses

                    The underwriting fees, commissions, or other similar fees paid in connection with the issuance, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5% of the principal or total amount of the financing.

               6.   Aggregate Dollar Limit

                    The  aggregate  amount  of  external  debt  and  equity
          financing to be issued or reissued by National during the Authorization Period will not exceed (i) $2 billion of additional long-term debt and equity outstanding at any one time (not including any common stock that may be issued pursuant to National's Rights Plan authorized pursuant to the Order of the Commission dated June 12, 1996 (HCAR No. 26532; File No. 70-
          8841)) and (ii) $750 million of short-term borrowings outstanding at any one time. The value of debt securities will equal the aggregate principal amount of such securities. The value of equity securities will equal the consideration received by National at the time the securities are issued.

                    The proceeds from the sale of securities by National in
          external  financing  transactions  will  be   used  by  National,
          together with other available funds, for general corporate purposes including (i) the financing, in part, of capital expenditures of National and its Subsidiaries, (ii) the financing of inventories and other working capital requirements, (iii) the acquisition, retirement or redemption of securities of which

          National is the issuer without the need for prior Commission approval pursuant to Rule 42 or a successor rule, and/or (iv) investments in EWGs and FUCOs, subject to the limitations of Rule 53, and in Energy-Related Companies and Gas-Related Companies, subject to the limitations of Rule 58.

          B.   SHORT-TERM FINANCING

               To provide financing for general corporate purposes, including the temporary financing of inventories and other working capital requirements and construction spending, National requests authorization to issue and reissue from time to time during the Authorization Period, up to $750 million at any one time outstanding of short-term debt consisting of borrowings under its credit facilities, the issuance of commercial paper, and/or other forms of short-term financing generally available to borrowers with investment grade credit ratings.

               In order to consolidate all orders authorizing financing under one file, National proposes that the authorization for short-term borrowings of an amount not to exceed $600 million outstanding at any one time (HCAR No. 26443; File No. 70-8729) be superseded, as of the Order Date, by the Order of the Commission sought herein.

               National  further   requests  authorization  to   amend  its
          commercial paper  program or  credit  facilities without  further

          Commission authorization, provided that the term of any borrowing thereunder does not extend beyond 270 days from its date of issuance or borrowing.

               1.   Commercial Paper

                    Commercial paper  would be sold by  National, from time
          to time, in established domestic or foreign commercial paper markets directly or through dealers and placement agents at prevailing discount rates, or at prevailing coupon rates, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers and placement agents acquiring commercial paper from National will re-offer such paper at a discount to corporate, institutional and, with respect to foreign commercial paper, also to individual investors. Such corporate and institutional investors may include, among others, commercial banks, insurance companies, pension funds, investment trusts, mutual funds, foundations, colleges and universities, finance companies and nonfinancial corporations.

                    Back-up bank lines of credit for 100% of the outstanding amount of commercial paper are generally required by credit rating agencies. National currently has a committed credit facility which acts as back-up to its commercial paper program.

               2.   Credit   Facilities  with  Banks  and  other  Financial
          Institutions

                    National proposes to establish credit facilities with various banks and/or other financial institutions and to issue and sell, from time to time, short-term notes.

                    Such notes would bear interest at rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms as contemplated in this Application/Declaration. The term of any short-term notes would not exceed 270 days, and the total amount of notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application/Declaration, would not exceed the total amount of short-term debt for which authorization is requested. The borrowing arrangements with the banks and financial institutions may require compensating balances and/or commitment fees or similar fees. National requests authority to incur, if necessary, commitment or similar fees not to exceed one-half of one percent (.50%) of the average daily credit facility available, and/or compensating balances not to exceed twenty percent (20%) of the credit facility established. National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any compensating balances and/or fees.

               3.   Other Securities

                    National may engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing may include, without limitation, bank borrowings, and other short-term securities issued under a mortgage or indenture. The term of any such short-term borrowing would not exceed 270 days. In no case will the outstanding balance of all short-term borrowings exceed $750 million during the Authorization Period.

          C.   LONG-TERM FINANCING

               Long-term securities may consist of any combination of long-term debt (debt having terms in excess of 270 days), common stock, preferred stock, or other equity securities, as the case may be.

               1.   Long-term Debt Financing

                    National requests Commission authorization to issue or reissue from time to time during the Authorization Period additional long-term debt securities in an aggregate principal amount which, when combined with the value of the consideration received from the issuances of common stock, preferred stock and other equity securities during the Authorization Period, will not exceed $2 billion at any one time outstanding. The term of any such long-term debt securities will be in excess of 270 days. Examples of such long-term debt securities would include, but not be limited to, debentures, convertible debt, subordinated debt, medium-term notes, bank borrowings, and securities with call or put options. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms, U.S. dollar or foreign currency denominations, security and subordination provisions, and other terms and conditions as National may determine at the time of issuance. Medium-term notes would be issued under the Indenture dated as of October 15, 1994, between National and The Bank of New York, Trustee (or any successor trustee), as amended (the "Indenture"). Debentures and other long-term debt securities may be issued under the Indenture or under a mortgage or other indenture.

               2.   Equity Financing

                    National requests Commission authorization to issue additional equity securities from time to time during the Authorization Period, the value of which, as determined at the time the securities are issued, when combined with other long-term securities issued pursuant to this Application/Declaration, would not exceed $2 billion, at any one time outstanding. The value of equity securities will equal the consideration received by National at the time the securities are issued. Such issuance would include (a) common stock and the rights appurtenant thereto (together, the "Shares"), including, but not limited to, Shares issued during the Authorization Period pursuant to the following Stock Issuance Plans and any successor Stock Issuance Plans: (i) the 1997 Award and Option Plan (HCAR No. 26670) whereby awards granting the right to purchase up to 1,900,000 Shares may be issued over a ten-year period through December 12, 2006, (ii) the Shares Payment Policy (HCAR No. 26655), (iii) the Customer Stock Purchase Plan (HCAR No. 26394),
          (iv) the Dividend Reinvestment and Stock Purchase Plan (HCAR No. 26261), (v) the 401(k) Plans (HCAR No. 26176), (vi) the 1993
          Award and Option Plan (HCAR No. 25753), (vii) the 1984 Stock Plan, (HCAR No. 24793) and (viii) the 1983 Incentive Stock Option Plan (HCAR No. 24793), (b) preferred stock, (c) other preferred securities, (d) options and/or warrants convertible into common or preferred stock and (e) common and/or preferred stock issued upon the exercise of convertible debt, rights, options, warrants and/or similar securities.

                    From  time  to time  during  the Authorization  Period,
          other similar Stock Issuance Plans may be adopted by National. For instance, a direct stock purchase plan with a dividend reinvestment feature that allows sales to persons not already shareholders may be implemented. National proposes to issue Shares pursuant to the existing plans and similar plans or plan funding arrangements hereinafter adopted and to engage in other sales of its Shares for reasonable business purposes without any additional prior Commission order during the Authorization Period, except that the grants of Shares and rights to purchase Shares under the 1997 Award and Option Plan may be issued from time to time until December 12, 2006. Transactions of this variety would thus be treated the same as other equity transactions permitted pursuant to this Application/Declaration. Any authorization requested hereby regarding the issuance of securities will supersede the authorizations cited above to the extent such previous authorizations apply to the issuance of securities, except that the authority previously issued in connection with the 1997 Award and Option Plan (HCAR No. 26670) shall still apply to the extent such previous authority extends through December 12, 2006.

          D.   HEDGING

               In addition, National requests authorization, to the extent needed, to enter into hedging transactions ("Hedge Program") to be initiated during the Authorization Period, with respect to all or a portion of existing or anticipated financings, including floating rate debt or fixed rate debt, using interest rate swaps or other derivative products that may be useful for such purposes.

               National is seeking authority, to the extent needed, to enter into one or more interest rate swaps ("Swaps"), and one or more derivative instruments, such as caps, floors, collars, ceilings, options and forwards (collectively, "Derivative Transactions"), with one or more counterparties from time to time during the Authorization Period, in notional amounts aggregating not in excess of the amount of debt outstanding at any one time.

               In order to consolidate all orders authorizing hedging transactions under one file, National proposes that the authorization for entering into hedging transactions (HCAR No. 26443; file No. 70-8729) be superseded, as of the Order Date, by the Order of the Commission sought herein.

               Among other strategies that may be employed from time to time, National may use two different interest rate swap strategies. Under one swap strategy, National would agree to make payments to a counterparty, payable periodically. The rate would be payable at a variable or floating rate index and would be calculated on a notional (i.e., principal) amount. In return, the counterparty would agree to make payments to National based upon the same notional amount and at an agreed upon fixed rate. This would be a "floating-to-fixed swap" on National's part. Under another swap strategy, National and the counterparty may exchange roles. National would pay a fixed rate and receive a variable rate on a notional amount. This would be a "fixed-to-floating swap" on National's part.

               National also seeks authorization, to the extent needed, to enter into an anticipatory interest rate hedging program (the "Anticipatory Hedge Program") for anticipated debt issuances utilizing Swaps and Derivative Transactions within a limited time prior to the issuance of shortor long-term debt securities. The Anticipatory Hedge Program is designed to reduce risk to National as discussed below.

               The  Anticipatory Hedge  Program  would be  utilized to  fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"),
          (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or
          (iv) some combination of a Forward Sale, Put Options Purchase and/or Zero Cost Collar. The program may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades") or a combination of On-Exchange Trades and Off-Exchange Trades. National will determine the optimal structure of the Anticipatory Hedge Program at the time of execution. National may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under the Anticipatory Hedge Program will be closed on or prior to the date of the new issuance and National will not, at any time, take possession of the underlying U.S. Treasury securities.

               All transactions entered into under the Hedge Program will be bona fide hedges and will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge accounting treatment, and National will comply with the financial disclosure requirements associated with hedging transactions.

               National  seeks  Commission  approval of  the  entire  Hedge
          Program  to   ensure  the  maximum   flexibility  in  structuring
          effective financing-related hedging strategies.

          E.   OTHER SECURITIES

               In addition to the specific securities for which authorization is sought herein, National also proposes to issue other types of securities that it deems appropriate during the Authorization Period. National requests that the Commission reserve jurisdiction over the issuance of additional types of securities. National also undertakes to file a post-effective amendment which will describe the general terms of each such security and request a supplemental order of the Commission authorizing the issuance thereof by National. National further requests that each supplemental order be issued by the Commission without further time-consuming public notice.

          II.  INTRA-SYSTEM FINANCING BY SUBSIDIARIES

          A.   MONEY POOL/INTERNAL SHORT-TERM FINANCING

               By prior  Commission Order dated December  28,1995 (HCAR No.
          26443; File No. 70-8729), National, Distribution, Supply, Seneca, Highland,Leidy, Horizon, Data-Track, NFR and UCI (collectively, the "Current Money Pool Participants") were authorized to participate in the National System money pool ("Money Pool") through December 31, 2000. The Current Money Pool Participants now propose to continue to participate in, and incur short-term borrowings from, the Money Pool. National also proposes to allow

          Seneca Independence, Niagara Independence and NET to participate in, and incur short-term borrowings from, the Money Pool. In addition, in order to consolidate all orders authorizing the Money Pool under one file, National proposes that the authorization for the current Money Pool (HCAR No. 26443; File No. 70-8729) be superseded, as of the Order Date, by the Order of the Commission sought herein.

               The Subsidiaries require short-term funds to meet normal working capital requirements. It is proposed that the Subsidiaries borrow short-term funds from the Money Pool. The maximum amount of Money Pool borrowing outstanding for each Subsidiary will be determined by National and the Subsidiaries in accordance with business needs.

               At certain  times during the  year, National and  certain of
          its  Subsidiaries generate  surplus funds.   Each  Subsidiary may
          contribute excess funds to the money pool from time to time.

               National will administer the money pool and coordinate the System's short-term borrowings. Borrowings outside the System, when necessary, will be made by National. National has requested in this Application/Declaration authority to issue or reissue from time to time during the Authorization Period up to $750 million of short-term debt (debt having terms less than or equal to 270 days) outstanding at any one time consisting of borrowings under its credit facilities, the issuance and sale of commercial paper, other borrowings from banks or other financial institutions and/or issuances of other securities. Such borrowed amounts will be included in the money pool. Thus, the money pool funds will be derived from one or more of the following sources:

                    1)   surplus   funds  of   National   and/or   of   its
          Subsidiaries;

                    2)   proceeds from National's sale of commercial paper;

                    3)   borrowings   by  National  from   banks  or  other
                         financial institutions and/or issuances of other securities.

               National proposes to administer the money pool by matching up, to the extent possible, the short-term cash surpluses and borrowing requirements of itself and its subsidiaries. Subsidiary requests for short-term loans would be met first from available surplus funds of the other subsidiaries, and then from National corporate funds, to the extent available. Once these sources of funds become insufficient to meet the short-term loan requests, borrowings will be made by National through the issuance and sale of commercial paper, borrowings under credit facilities, other borrowing facilities with banks or other financial institutions and/or issuances of other securities. Such borrowings shall not exceed $750 million outstanding at any one time during the Authorization Period.

               Borrowing from the Money Pool
               -----------------------------

               Pursuant to Rule 52, borrowings from the Money Pool by any of the Non-Utility Subsidiaries are exempt transactions under the Holding Company Act. Distribution hereby seeks approval to make borrowings from the Money Pool. Distribution proposes to repay borrowings from the Money Pool principally by means of funds received as a result of providing services to its customers under its tariffs, and from the possible sale of debt or equity securities.

               National, itself, will not borrow from surplus funds of its Subsidiaries.

               Borrowings from the Money Pool, and repayments thereof, will be adequately documented and will be evidenced on the books of each participant who is borrowing funds or lending surplus funds through the Money Pool.

               If only internal funds (surplus funds of National and the Subsidiaries) make up the funds available in the Money Pool, the interest rate applicable and payable to or by subsidiaries for all loans of such internal funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal or other national
                                    -----------------------
          financial publications.

               If external funds (funds borrowed by National either through commercial paper or borrowings from banks or other financial institutions) make up all of the funds available in the Money
          Pool, or when both surplus funds from other participating subsidiaries and external funds are concurrently borrowed through the "Money Pool", the interest rate applicable to all such borrowings and payable by borrowing subsidiaries will be equal to National's net cost for such external borrowings.

               Interest will be payable by the borrowing Subsidiary until the principal amount borrowed is fully repaid.

               The Subsidiaries propose to incur short-term borrowings from the Money-Pool to provide financing for general corporate purposes, including the temporary financing of inventories and other working capital requirements and construction spending.

               Neither National nor any of the Subsidiaries currently has an ownership interest in an EWG or a FUCO. None of the internal subsidiary funds (surplus funds of the Subsidiaries available in the Money Pool) will be used for the acquisition of an interest in an EWG or a FUCO with the exception of the following: (i) investment by Horizon of up to $150 million and (ii) investment by NFR or a subsidiary of NFR (if and when formed) of up to $25 million.

          B.   INTERNAL  NON-EXEMPT  LONG-TERM  FINANCING   BY  NON-UTILITY
          SUBSIDIARIES

               In addition, to the extent such transactions are not exempt from the Holding Company Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National requests authority under the Holding Company Act for the Non-Utility Subsidiaries to issue and/or sell securities of any type (collectively, "Internal Non-Utility Securities") to National or other Non-Utility Subsidiaries. Internal Non-Utility

          Securities would be issued and sold pursuant to the authorization requested herein in one or more transactions from time to time from the Order Date through the earlier to occur of (1) December 31, 2002 or (2) the effective date of any rule of general applicability hereafter adopted by the Commission exempting such transactions (to the extent they remain jurisdictional under the Holding Company Act) from the approval requirements under Sections 6(a) and 7 of the Holding Company Act.

               National hereby requests that the Commission reserve jurisdiction over the issuance of any Internal Non-Utility Securities not currently exempt under Rule 52(b) or otherwise approved by the Commission, pending completion of the record. National hereby undertakes to file a post-effective amendment which will describe the general terms of such Internal Non-Utility Securities and requests a supplemental order of the Commission authorizing such issuance. National requests that each such supplemental order be issued by the Commission without further public notice. National would report periodically to the Commission pursuant to Rule 24 under the Holding Company Act concerning the issuance and sale of such Internal Non-Utility Securities to the same extent that such reporting is required by Rule 52(c).

          III. EXTERNAL FINANCING BY SUBSIDIARIES

          A.   EXTERNAL NON-EXEMPT FINANCING BY NON-UTILITY SUBSIDIARIES

               The Non-Utility Subsidiaries are expected to be active in the development and expansion of energy-related, non-utility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry. In order to accomplish investments in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. For example, the Non-Utility Subsidiaries may issue and sell common stock, preferred stock, bonds, notes or other forms of indebtedness pursuant to Rule 52.

               In addition, to the extent such transactions are not exempt from the Holding Company Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National requests authority under the Holding Company Act for the Non-Utility Subsidiaries to issue and/or sell securities of any type (including guarantees) (collectively, "External Non-Utility Securities") to persons other than National (with or without a guarantee being provided by National or another Non-Utility Subsidiary), including banks, insurance companies and other financial institutions. External Non-Utility Securities would be issued and sold pursuant to the authorization requested herein in one or more transactions from time to time from the Order Date through the earlier to occur of (1) December 31, 2002 and (2) the effective date of any rule of general applicability hereafter adopted by the Commission exempting such transactions (to the extent they remain jurisdictional under the Holding Company Act) from the approval requirements under Sections 6(a) and 7 of the Act.

               National hereby requests that the Commission reserve jurisdiction over the issuance of any External Non-Utility Securities not currently exempt under Rule 52(b) or otherwise approved by the Commission, pending completion of the record.
          National hereby undertakes to file a post-effective amendment which will describe the general terms of such External Non-Utility Securities and requests a supplemental order of the Commission authorizing such issuance. National requests that each such supplemental order be issued by the Commission without further public notice. National would report periodically to the Commission pursuant to Rule 24 under the Holding Company Act concerning the issuance and sale of such External Non-Utility Securities to the same extent that such reporting is required by Rule 52(c).

          B.   EXTERNAL NON-EXEMPT DEBT FINANCING BY DISTRIBUTION

               It may be necessary for Distribution to have the ability to issue, to persons other than National, non-exempt debt securities. To the extent such debt securities are not exempt from the Holding Company Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, National requests authority under the Holding Company Act for Distribution to issue and/or sell debt securities of any type to persons other than National (with or without a guarantee being provided by National or a Non-Utility Subsidiary), including banks, insurance companies, and other financial institutions, in an aggregate principal amount which will not to exceed $250 million.

          C.   FINANCING ENTITIES

               National and the Non-Utility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of interests in such entities. Request is also made for these financing entities to issue such securities to third parties to the extent such transactions are not exempt under Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness, pursuant to an indenture or otherwise, by National or a Non-Utility Subsidiary to a financing entity in return for the proceeds of the financing, and (ii) the acquisition by National or a Non-Utility Subsidiary of voting interests or equity securities issued by the financing entity to establish National's or such Non-Utility Subsidiary's ownership of the financing entity. National and the Non-Utility Subsidiaries also request authorization to enter into guarantees and expense agreements with their respective financing entities, pursuant to which they would agree to pay all amounts payable with respect to securities issued by such entities.

               Such guarantee authority with respect to their respective financing entities will not exceed $250 million in the aggregate at any one time during the Authorization Period.

          IV.  GUARANTEES BY NATIONAL

               National requests  authorization to guarantee  securities of its Subsidiaries, and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable them to carry on in the ordinary course of their respective businesses subject to a maximum aggregate limitation on such guarantee authority at any one time of $2 billion. The $2 billion of guarantees is in addition to any financing requested in this Application/Declaration. Such authorization of National to provide credit support would supersede and replace the authorization of National to guarantee up to $500 million of obligations as set forth in the order of the Commission dated November 12, 1993 (HCAR No. 25922). Guarantees made directly or indirectly by National to any Subsidiary which is an EWG, FUCO, Energy Related Company or Gas-Related Company will be subject to the limitations of Rules 53 or 58, as applicable. National states that terms and conditions of any guarantees will be negotiated on a case by case basis as the need arises. Guarantees and other forms of credit support provided by National on behalf of any EWG or FUCO would be subject to the limitations of Rule 53, and any guarantee or other form of credit support provided on behalf of any Energy-Related
          Company or Gas-Related Company would be subject to the limitations of Rule 58.

          V. USE OF FINANCING PROCEEDS FOR ACQUISITIONS OF EWGS, FUCOS, GAS-RELATED COMPANIES AND ENERGY-RELATED COMPANIES

               National proposes to use some or all of the proceeds of the financings proposed herein to make exempt investments in EWGs and FUCOs in an aggregate amount at any time outstanding which, when added to National's "Aggregate Investment" (as defined in Rule 53(a)(1)) in any EWGs or FUCOs at any time, shall not exceed 50% of National's "Consolidated Retained Earnings" (also as defined
          in Rule 53(a)(1)).(1)   This investment  limitation will  supersede
          and replace the $150 million Investment Limit set forth in the HCAR No. 35-26364 (File No. 70-8649) dated August 29, 1995, as it relates  to direct or indirect  investments  by  National  in
          EWGs  and  FUCOs.    Any guarantees  of securities issued by, or
          other obligations of, any EWG or FUCO or "Intermediate Company" organized for the purpose of acquiring and holding the securities of any EWG or FUCO would also be included in National's "Aggregate Investment" under Rule 53.

               National is  in compliance and  will comply with  Rule 53(a)
          and all other applicable rules under the Holding Company Act, including, without limitation, such rules as may be promulgated in the future pursuant to Section 33 of the Holding Company Act. Currently, National's Aggregate Investment in EWGs and FUCOs is zero. National's average Consolidated Retained Earnings, pursuant to Rule 53(a)(1), for the four quarters ended September 30, 1997 is approximately $473,476,000. National and its subsidiaries commit that they will maintain books and records and financial statements to identify investments in and earnings from EWGs and FUCOs in which they may directly or indirectly hold an interest. National undertakes to provide the SEC access to such books and records and financial statements that will be available to National upon the request of the SEC. Thus, the Rule 53(a)(2)


          -----------------

          1. Such investments may be made directly by National or indirectly through Horizon or one or more "Intermediate Companies" as authorized in HCAR No. 35-26364 (File No. 70-8649) dated August 29, 1995.

          requirements will be satisfied. No more than 2% of the employees of Distribution will render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National may directly or indirectly hold an interest, thereby satisfying Rule 53(a)(3). All of the documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of Distribution have been submitted.

               None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

               National also proposes to use some or all of the proceeds of the financings proposed herein to make exempt investments under Rule 58. Currently, National's Aggregate Investment, as defined in Rule 58(b)(3), in Energy-Related Companies is zero.

          VI.  FILING OF CERTIFICATES OF NOTIFICATION

               Transactions contemplated herein which occur pursuant to the authorization which may be granted by the Commission in this proceeding will be reported through quarterly Rule 24 certificates of notification which, in order to avoid duplication of reported information, may include cross-references to National's filings with the Commission under the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended. Rule 24 certificates of notification will be filed within  60 days  after  each  of  the  first  three  quarters  of

          National's fiscal year and 90 days after the fourth quarter of National's fiscal year. The first filing will be made within 60 days after the end of the fiscal quarter in which the Commission grants its order with respect to this Application/Declaration. With respect to transactions under the Hedge Program such Rule 24 certificate of notification will include: the trade date, the type of hedge transaction, the notional principal amount, a description of the transaction, and the material terms of the underlying instrument.

          VII. SUMMARY OF AUTHORIZATIONS SOUGHT

               National   and   its    Subsidiaries   request    Commission
          authorization to undertake the following financing transaction during the Authorization Period, without any additional Commission approvals required except as indicated.

          I.   External financing by National

               A) To issue or reissue from time to time during the Authorization Period, up to $750 million of short-term debt outstanding at any one time, consisting of borrowings under its credit facilities, the issuance of commercial paper, other forms of short-term financing generally available to borrowers with investment grade credit ratings and/or the issuance of other securities. National further requests authorization to amend its commercial paper program or credit facilities without further

          Commission authorization provided that the term of any borrowing thereunder does not go beyond 270 days from its date of issuance or borrowing.

               B) Authorization to issue or reissue from time to time during the Authorization Period, additional long-term debt and equity securities in an aggregate amount, outstanding at any time, not to exceed $2 billion. The value of debt securities will equal the aggregate principal amount of such securities. The value of equity securities will equal the consideration received by the National at the time the securities are issued.

               C) Authorization to enter into transactions pursuant to its Hedge Program to be initiated during the Authorization Period, with respect to all or a portion of existing or anticipated financings, including floating rate debt or fixed rate debt, using interest rate swaps or other derivative products that may be useful for such purposes.

               D) Authorization is also being sought to issue, during the Authorization Period, other types of securities that National deems appropriate from time to time over which issuance the Commission would reserve jurisdiction.

          II.  Intra-system financing by Subsidiaries

               A) Authorization is requested for the continuance of the Money Pool during the Authorization Period, where the maximum amount of Money Pool borrowings outstanding for each Subsidiary will be determined by National and the Subsidiaries in accordance with business needs.

               B) Authority is requested for the Non-Utility Subsidiaries to issue, and National to acquire, from time to time during the Authorization Period, securities of a type which are not exempt from the Holding Company Act or otherwise authorized or permitted by rule, regulation or order of the Commission but which are considered appropriate during the Authorization Period over which issuance the Commission would reserve jurisdiction.

          III. External Financing by Subsidiaries

               A) The Non-Utility Subsidiaries request Commission authorization to issue securities of any type (including guarantees to nonaffiliates) which are not exempt from the Holding Company Act or otherwise authorized or permitted by rule, regulation or order of the Commission but which are considered appropriate during the Authorization Period over which issuance the Commission would reserve jurisdiction.

               B) Distribution requests Commission authorization to issue debt securities to nonaffiliates, in an aggregate principal amount which will not to exceed $250 million at any one time outstanding, to the extent such issuances are not exempt from the provisions of the Holding Company Act.

               C) National and the Non-Utility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issue to third parties of interests in such entities. Request for authorization is also made for these financing entities to issue such securities to the extent such transactions may not be exempt under Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness pursuant to an indenture or otherwise, by National or a Non-Utility Subsidiary to a financing entity in return for the proceeds of the financing, and (ii) the acquisition by National or a Non-Utility Subsidiary of voting interests or equity securities issued by the financing entity to establish National's or such Non-Utility Subsidiary's ownership of the financing. National and the Non-Utility Subsidiaries also request authorization to enter into guarantees and expense agreements with their respective financing entities, pursuant to which they would agree to pay all amounts payable with respect to securities issued by such entities.

               Such guarantee authority with respect to their respective entities will not exceed $250 million in the aggregate at any one time during the Authorization Period.

          IV. National requests authorization to enter guarantee arrangements and otherwise provide credit support with respect to obligations of its subsidiaries as may be necessary or appropriate in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by National at any one time will be $2 billion. The $2 billion of guarantees is in addition to any financing requested in this Application. Guarantees and other forms of credit support provided by National on behalf of any EWGs, FUCOs, Energy-Related Companies or Gas-Related Companies would be subject to the limitations of Rule 53 or Rule 58, as applicable.

          V. Use of Proceeds to include Exempt Investments in EWGs, FUCOs, Energy-Related Companies and Gas-Related Companies.

               National seeks Commission authorization to use the proceeds from the financings approved herein to invest in EWGs and FUCOs in compliance with the standards set forth in Rule 53 and in Energy-Related Companies and Gas-Related Companies, subject to the limitations of Rule 58.

          ITEM 2.   FEES, COMMISSIONS AND EXPENSES

               It is estimated that the expenses to be incurred by the applicants in connection with the proposed transactions are as follows:

               Legal Fees (including New Jersey Counsel)*   $35,000

          ----------------
          * The above fees do not include the expenses for the issuance of the securities authorized pursuant to the Application.
              As noted previously, National proposes that such fees be capped at 5% of the issuance amount.

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS

               The issuance of debt and equity securities by National and, to the extent not exempt pursuant to Rule 52, by Subsidiaries is subject to Sections 6 and 7 of the Holding Company Act. Sections 9 and 10 of the Holding Company Act are applicable to the acquisition by National of such securities issued by its subsidiaries, but may be exempt pursuant to Rule 52.

               The issuance by National or any Subsidiary of National of a guarantee is subject to Sections 6, 7 and 12(b) of the Holding Company Act and Rule 45 thereunder.

               The Money Pool transactions are subject to Sections 6, 7, 9, 10 and 12(b) and (f) of the Holding Company Act and Rule 45 thereunder.

               To the extent that any Derivative Transactions or the Hedge Program involves the jurisdictional issuance of a "security" or an "extension of credit", Sections 6(a), 7 and 12(b) of the Holding Company Act and Rule 45 promulgated thereunder are applicable to the proposed transactions.

               The   transactions  proposed  herein  are  also  subject  to
          Sections 32 and 33 of the Holding Company Act and Rules 53, 54 and 58 promulgated thereunder.

          ITEM 4.   REGULATORY APPROVAL

               No Federal regulatory authority, other than the Commission, has jurisdiction over the proposed transaction.

               No State regulatory authority has jurisdiction over the proposed transactions except that the Public Service Commission of New York and the Pennsylvania Public Utility Commission have jurisdiction over the issuance and sale of the long-term notes to be issued by Distribution and the allocation of costs and benefits to Distribution. (See Exhibits D-1 and D-3 for Distribution's Application and Petition.)

          ITEM 5.   PROCEDURE

               It is requested that the Commission issue its Notice by December 19, 1997 and its order on or before January 20, 1998.

               Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

               The following exhibits are made a part of this statement:

               (a)  Exhibits
                    _______

                    A-1  Restated       Certificate       of
                         Incorporation      of      National
                         (Incorporated   by   reference   to
                         Exhibit 10-00, Form 10-K for fiscal
                         year  ended  September 30,  1991 in
                         File  No. 1-3880;  Exhibit EX-3(a),
                         Form  10-K  for  fiscal year  ended
                         September 30, 1992  in File  No. 1-
                         3880; Exhibit 3.1  to Form 10-K for
                         fiscal  year  ended  September  30,
                         1995   in   File  No. 1-3880;   and
                         Exhibit 3.2 to Form 10-K for fiscal
                         year  ended  September 30,  1995 in
                         File No. 1-3880).

                    A-2  Bylaws  of   National,  as  amended
                         through    September    18,    1997
                         (Incorporated   by   reference   to
                         Exhibit A-2 in File No. 70-9149).

                    A-3  Rights  Agreement between  National
                         and   Marine  Midland   Bank  dated
                         June 12,     1996    (Exhibit 99.1,
                         Form 8-K  dated  June 13,  1996  in
                         File
                         No. 1-3880).

                    A-4  Indenture, dated as of  October 15,
                         1974, between National and The Bank
                         of New York (formerly  Irving Trust
                         Company)     (Exhibit 2(b),    File
                         No. 2-51796).

                    A-5  Ninth Supplemental Indenture, dated
                         as of January 1, 1990 (Exhibit 4.4,
                         Form  10-K  for  fiscal year  ended
                         September    30,    1992);    Tenth
                         Supplemental Indenture, dated as of
                         February  1,  1992  (Exhibit  4(a),
                         Form  8-K dated  February 14, 1992,
                         in   File   No. 1-3880);    Twelfth
                         Supplemental Indenture, dated as of
                         June 1, 1992 (Exhibit 4(c), Form 8-
                         K  dated June  18,  1992,  in  File
                         No. 1-3880);             Thirteenth
                         Supplemental Indenture, dated as of
                         March  1,  1993 (Exhibit  4(a)(14),

                         File   No.  33-49401);   Fourteenth
                         Supplemental Indenture, dated as of
                         July 1, 1993 (Exhibit 4.1, Form 10-
                         K for fiscal  year ended  September
                         30,  1993 in File  No. 1-3880); and
                         Fifteenth  Supplemental  Indenture,
                         dated   as  of   September 1,  1996
                         (Exhibit 4.1, Form 10-K  for fiscal
                         year  ended  September 30, 1996  in
                         File No. 1-3880).

                    A-6  Proposed   form   of   Supplemental
                         Indenture  for   Debentures  and/or
                         Medium-Term Notes.   (Exhibit 4(b),
                         File No. 33-03803.)

                    A-7  Form  of  Debenture  (Exhibit 4(c),
                         File No. 333-03803.)

                    A-8  Form     of    Medium-Term     Note
                         (Exhibit 4(c), File No. 333-03803.)

                    C-1  Form S-3  Registration Statement of
                         National  under the  Securities Act
                         of 1933 (1933 Act) relating to sale
                         of $480,000,000 aggregate principal
                         amount of  Debentures and/or Medium
                         Term Notes (File No. 333-03803).

                    C-2  Form  T-1 Statement  of Eligibility
                         under  the  Trust Indenture  Act of
                         1939  of the  Bank of New  York, as
                         Trustee    under    the   Indenture
                         described  in Exhibit  A-5 (Exhibit
                         25, File No. 333-03803).

                    C-3  Form S-3 Registration  Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable  pursuant   to  National's
                         Dividend  Reinvestment   and  Stock
                         Purchase Plan (File No. 33-51881).

                    C-4  Form S-3 Registration  Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable  pursuant   to  National's
                         Customer Stock  Purchase Plan (File
                         No. 33-36868).

                    C-5  Form S-8  Registration Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable pursuant to National's Tax

                         Deferred Savings Plan for Non-Union
                         Employees (File No. 333-03057).

                    C-6  Form S-8  Registration Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable pursuant to National's Tax
                         Deferred  Savings  Plan  (File  No.
                         333-03055).

                    C-7  Form S-8  Registration Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable  pursuant   to  National's
                         1983  Incentive  Stock Option  Plan
                         and  1984 Stock  Plan (File  No. 2-
                         94539).

                    C-8  Form S-8  Registration Statement of
                         National   under   the   1933   Act
                         relating to shares of  common stock
                         issuable  pursuant   to  National's
                         1993  Award  and Option  Plan (File
                         No. 33-49693).


                    D-1  Copy   of   Petition  97-G0496   of
                         Distribution to  the Public Service
                         Commission     of      New     York
                         (Incorporated by  Reference to File
                         No. 70-8541).

                    D-2  Copy   of    the   Public   Service
                         Commission of New  York's order  in
                         connection    with   Distribution's
                         Petition   97-G0496,   issued   and
                         effective        July 9,       1997
                         (Incorporated by  Reference to File
                         No. 70-8541).

                    D-3  Copy   of  Securities   Certificate
                         Application  of  Distribution filed
                         with   the    Pennsylvania   Public
                         Utility Commission (Incorporated by
                         Reference to File No. 70-8541).

                    D-4  Copy  of  the  Pennsylvania  Public
                         Utility   Commission's   Securities
                         Certificates  Nos.   S00970611  and
                         G00970548       (Incorporated    by
                         Reference to File No. 70-8541).

               **   F-1  Opinion  of  Reid  &   Priest  LLP,
                         counsel to National.

               **   F-2  Opinion  of  Stryker, Tams  & Dill,
                         L.L.P.,   New  Jersey   counsel  to
                         National.

               **   F-3  Opinion of A.M. Cellino, counsel to
                         the Subsidiaries.

                    G    Financial       Data       Schedule
                         (Incorporated   by   reference   to
                         Exhibit 27,  Form 10-K  for  fiscal
                         year  ended  September 30, 1997  in
                         File No. 1-3880).

                    H    Proposed notice  and order filed pursuant  to Rule
                         22(f).


               (b)  Financial Statements
                    _________________

                    The financial statements filed as part of National's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 in File No. 1-3880 are incorporated herein by reference.

                    There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.





          __________________________

               **   To be filed by amendment.

          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

               As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the means of financing activities. The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

               No federal agency has prepared or, to National's knowledge, is preparing an EIS with respect to the proposed transaction."

          SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to the Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

               NATIONAL FUEL GAS COMPANY

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    Senior Vice President


               NATIONAL FUEL GAS DISTRIBUTION
                CORPORATION

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    President


               SENECA RESOURCES CORPORATION

               By   /s/ G. T. Wehrlin
                    _________________________
                    G. T. Wehrlin
                    Controller


               NATIONAL FUEL GAS SUPPLY CORPORATION

               By   /s/ Richard Hare
                    _________________________
                    Richard Hare
                    President

               NATIONAL FUEL RESOURCES, INC.

               By   /s/ R. J. Kreppel
                    _________________________
                    R. J. Kreppel
                    President


               UTILITY CONSTRUCTORS, INC.

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    President


               HORIZON ENERGY DEVELOPMENT, INC.

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    President


               HIGHLAND LAND & MINERALS, INC.

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    President


               DATA-TRACK ACCOUNT SERVICE, INC.

               By   /s/ Philip C. Ackerman
                    _________________________
                    Philip C. Ackerman
                    President


               LEIDY HUB, INC.

               By   /s/ G. T. Wehrlin
                    _________________________
                    G. T. Wehrlin
                    Secretary/Treasurer

          SENECA INDEPENDENCE PIPELINE COMPANY

               By   /s/ Richard Hare
                    _________________________
                    Richard Hare
                    President


          NIAGARA INDEPENDENCE MARKETING COMPANY

               By   /s/ C. H. Friedrich
                    _________________________
                    C. H. Friedrich
                    Treasurer


          NIAGARA ENERGY TRADING INC.

               By   /s/ C. H. Friedrich
                    _________________________
                    C. H. Friedrich
                    Treasurer


          DATED:    January 16, 1998

                                  EXHIBIT INDEDX


     Exhibit          Description
     -------          -----------

       H Proposed notice and order filed pursuant to Rule 22(f).